SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 09, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INVITATION	October 09, 2007

TAM DAY Agenda

TAM DAY will take place November 11 - 12, 2007. During the first day of the event you will have the opportunity to visit our Maintenance Center in São Carlos. On the second day, the main executives of TAM as well as external guests will present and debate relevant issues for the company and the sector.

The agenda follows hereafter. The registration form and more information will be available in our website by the end of the week – www.tam.com.br/ir.

We look forward to seeing you!

AGENDA

November 11 – São Carlos
8:00 Departure from TAM's headquarter to visit the Maintenance Center in São Carlos

November 12 – São Paulo

08:30 - 08:30 Coffee break
08:30 - 09:00 Welcome
09:00 - 10:00 Strategic Positioning
10:00 - 10:15 Coffee break
10:15 - 11:00 Financial Performance
11:00 - 12:00 Operating Outlook
12:00 - 14:00 Lunch
14:00 - 15:30 Panel: Value-generating opportunities
15:30 - 16:00 Coffee break
16:00 - 17:30 Panel: Infrastructure (participation by external guests)
17:30 - 17:45 Closing

Investor Relations:
Phone: (55) (11) 5582-9715
Fax: (55) (11) 5582-8149
invest@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been domestic market leader since July 2003, closing the month of September 2007 with a 48.1% market share. The company flies to 47 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 81 different destinations in Brazil itself. In September, TAM held a 69.8% market share among Brazilian airlines operating international flights. International operations include direct flights to eight destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Buenos Aires (Argentina), Santiago (Chile) and Caracas (Venezuela). On November 5, TAM will begin daily flight service to Montevideo.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 09, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.